August 8, 2022

Via Edgar Transmission Ms. Jennifer López Molina U.S. Securities and Exchange Commission Division of Corporation Finance Office of Trade & Services Washington, D.C. 20549

Re:	Intelligent Group Ltd (the “Company”) Draft Registration Statement on Form F-1 Submitted June 23, 2022 CIK No. 0001916416

Dear Ms. Molina:

As counsel for the Company and on its behalf, this letter is being submitted in response to the letter dated July 20, 2022 from the U.S. Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Draft Registration Statement on Form F-1 (the “Form F-1”).

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment.

Draft Registration Statement on Form F-1 submitted June 23, 2022

Cover Page

1.	We note your disclosure that the company’s “structure involves unique risks to investors.” Please also acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of the securities you are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless.

Response: We respectfully advise the Staff that we have amended the disclosure on the Cover Page of the prospectus to acknowledgement that while we currently do not have or intend to have any VIE structure, nevertheless Chinese regulatory authorities could disallow the Company’s structure.

2.	We note your disclosure that “[r]eferences to “IJL” are to the Hong Kong entity operating the business.” Please also define “ITL” on the cover page.

Response: We respectfully advise the Staff that we have updated the disclosure on the cover page of the prospectus to include definition of “ITL”.

3.	Please amend your disclosure here, in the summary risk factors, on pages 3-5 of the prospectus summary and in the risk factors to state that, to the extent cash and/or assets in the business is in Hong Kong or a Hong Kong entity, the funds and/or assets may not be available to fund operations or for other use outside of Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to transfer cash and/or assets. On the cover page, provide cross-references to these other discussions in the prospectus summary, summary risk factors and risk factors sections.

Response: We respectfully advise the Staff that we have updated the disclosures on the cover page and pages 3 and 24 of the prospectus to state that to the extent that the cash and/or assets is in Hong Kong or a Hong Kong entity, the funds and/or assets may not be available to fund operations or for other use outside of Hong Kong due to interventions in or the imposition of restrictions and limitations by the PRC government on the ability of IGL, IJL or ITL to transfer cash and/or assets. Cross-references have also been provided on the cover page.

4.	We note your disclosure on page 3 that “[s]ince the only transfer of cash among IGL and IJL and ITL have been in the form of dividends and there are no limitations on the abilities of IGL to transfer cash to or from IJL and ITL or to investors under Hong Kong Law, IGL has not established cash management policies that dictate how funds are transferred.” Please also state as such here on the cover page.

Response: We respectfully advise the Staff that we have updated the disclosure on the cover page of the prospectus to state the same as the disclosure on page 3.

5.	Please include the filing fee table as an exhibit to this registration statement. Refer to Item 601(b)(107) of Regulation S-K.

Response: We respectfully advise the Staff that we have removed the filing fee table from the cover page and will exhibit the filing fee table by amendment upon our public filing of the registration statement.

6.	We note your disclosure that Ms. Lau will own “60.0% of the total voting power” following the consummation of the offering. Please revise to address whether Ms. Lau will have the ability to control the outcome of certain matters submitted to stockholders for approval through her controlling ownership of the company, such as the election of directors, amendments to your organizational documents and any merger, consolidation, sale of all or substantially all of your assets or other major corporate transactions.

Response: We respectfully advise the Staff that we have updated the disclosure on the cover page and on pages 2 and 26 of the prospectus to revise the disclosure on Ms. Lau’s total voting power.

7.	Please revise the alternate resale cover page of the resale prospectus to also address the risks related to your status as a China-based issuer and a company controlled by Ms. Lau.

Response: We respectfully advise the staff that we have removed the resale shares from the offering and have removed the resale prospectus.

8.	We note your disclosure regarding legal and operational risks associated with being based in or having the majority of the company’s operations in China. Please include a cross-reference to the individual risk factors identified on the cover page.

Response: We respectfully advise the Staff that we have updated the cover page to include cross-reference to the individual risk factors.

9.	Please revise your definition of the “PRC” and “China,” so that it does not exclude Hong Kong or Macau. Revise the disclosure in your prospectus accordingly.

Response: We respectfully advise the Staff that we have updated the definition of “PRC” and “China on page ii to include Hong Kong or Macau.

Prospectus Summary
Summary Risk Factors
Risks Relating to Doing Business in Hong Kong, page 3

10.	We note your cross-reference to “Risk Factors — Risks Relating to Doing Business in Hong Kong” as well as the cross-references to specific page numbers for each summary risk factor. For each of the Hong Kong-based risk factors summarized here, please also provide specific cross-references to each such risk factor heading included in the more detailed discussion of these risks in the prospectus.

Response: We respectfully advise the Staff that we have revised the disclosure on pages 3 and 4 to include specific cross-references to each risk factor heading for each Hong Kong based risk factor.

Permission Required From Hong Kong and Chinese Authorities, page 6

11.	We note your disclosure discussing the consequences if “applicable laws, regulations, or interpretations change and IJL and ITL are required to obtain such permissions or approvals in the future . . . ..” Please expand your discussion to discuss the possible ramifications if you do become subject to PRC laws/authorities, including that you could incur material costs to ensure compliance, be subject to fines, experience devaluation of securities or delisting, no longer conduct offerings to foreign investors, and no longer be permitted to continue your current business operations.

Response: We respectfully advise the Staff that we have updated page 7 to include expanded discussion on ramifications if we do become subject to PRC laws/authorities.

12.	Please state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied.

Response: We respectfully advise the Staff that we have updated the disclosure on pages 6, 7 and 14. We have been advised by Loeb & Loeb LLP, our U.S. and Hong Kong counsel, that based on their understanding of the current Hong Kong laws, as of the date of this prospectus, the Company is not required to obtain any permissions or approvals from Hong Kong authorities before listing in the U.S. and to issue our Ordinary Shares to foreign investors. No permissions or approvals have been applied for by the Company or denied by any relevant authorities. However, we have been advised by Loeb & Loeb LLP that uncertainties still exist, due to the possibility that laws, regulations, or policies in Hong Kong could change rapidly in the future.

We understand that as of the date of this prospectus, the Company is not required to obtain any permissions or approvals from PRC authorities before listing in the U.S. and to issue our Ordinary Shares to foreign investors, including the Cyberspace Administration of China (the “CAC”) or the China Securities Regulatory Commission (the “CSRC”) because (i) the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours under this prospectus are subject to this regulation; and (ii) the Company operates in Hong Kong and is not included in the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC. No permissions or approvals have been applied by the Company or denied by any relevant authorities. However, uncertainties still exist, due to the possibility that laws, regulations, or policies in the PRC could change rapidly in the future.

Capitalization, page 35

13.	Please revise your table to include Bank Borrowings.

Response: We respectfully advise the Staff that we have updated the table on page 37.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Key Factors Affecting our Results of Operations
General market conditions of the capital market in Hong Kong, page 39

14.	Please update your discussion of the outbreak and impact of the war in Ukraine and address the direct and indirect impacts on your business. Additionally, please address whether recent inflationary pressures and supply chain disruptions have materially impacted the capital markets in Hong Kong and therefore your operations. In this regard, identify the types of inflationary pressures and supply chain disruptions you are facing, as applicable, and how your business has been affected.

Response: We respectfully advise the Staff that we have updated the disclosure on pages 23 and 41 to update our discussion on the war in Ukraine and to address whether inflationary pressures and supply chain disruptions have materially impacted the capital markets in Hong Kong and our operations.

Liquidity and Capital Resources, page 44

15.	Please include a statement by the company that, in its opinion, the working capital is sufficient for the company’s present requirements, or, if not, how it proposes to provide the additional working capital needed. Please refer to Item 5.B.1(b) of Form 20-F.

Response: We respectfully advise the Staff that we have updated page 48 to include a statement by the company.

Accounts Receivable, page 44

16.	Please revise your disclosure to provide more information on the accounts receivable written-off for two customers during 2021. You should include in the discussion:

●	whether the write-off impacts your decision to record an allowance for doubtful accounts;

●	why the accounts receivable balance tripled from the previous year while revenues doubled;

●	and if there are any known trends or uncertainties that management believes might affect collectability of customer balances.

Response: We respectfully advise the Staff that we have updated page 46 to include the relevant discussion.

Contractual Obligations, page 45

17.	Please include Bank Borrowings in the table of the contractual obligations.

Response: We respectfully advise the Staff that we have updated the table on page 47.

Industry and Market Data, page 50

18.	We note your reliance on certain sources throughout this section, including SFC’s website, Fact Book 2020 and market statistics 2021 issued by the HK Stock Exchange. Please revise to clarify which source you are relying upon for each instance in which you make a market statement. As example only, we note your statements that “Hong Kong has ranked number two and four in the world in 2020 and 2021, respectively, in terms of the amount of funds raised through IPOs,” “[t]he total number of listed companies in Hong Kong increased from 1,547 in 2012 to 2,572 in 2021 . . . “, and “[w]ith the expected continuous expansion in the capital markets of Hong Kong and the increase in the number of listed companies, the demand for Financial PR services is expected to increase.” Last, please update your discussion as appropriate to reflect the current state of the capital markets in Hong Kong in 2022. To the extent you commissioned any of the third party data you cited, provide the consent of the third party in accordance with Rule 436.

Response: We respectfully advise the Staff that we have updated the disclosure on pages 53 and 54 to clarify the public data sources the Company relied on, as well as to update our discussion to reflect the current state of the capital markets in Hong Kong in 2022. No third party was retained for industry analysis in relation to the public data cited.

Business
Corporate History and Structure, page 55

19.	Please provide a brief description of the business operations of your subsidiaries in this section.

Response: We respectfully advise the Staff that we have updated the disclosure on pages 2 and 57 to provide a brief description of the business operations of our subsidiaries.

Our Competitive Strengths, page 56

20.	We note your disclosure that “[s]ince our establishment in 2016, we have been engaged by 101 clients, among which 58 are listing applicants or listed companies on the HK Stock Exchange.” To provide additional context to investors, please also state that “[t]he number clients who are listed companies on the HK Stock Exchange increased from 12 companies for the year ended November 30, 2020 to 28 companies for the year ended November 30, 2021,” as you do on page 41.

Response: We respectfully advise the Staff that we have updated the disclosure on page 58.

Consolidated Financial Statements
Consolidated Statements of Income, page F-4

21.	We note your disclosure on page 41 that advertisement expenses represent the expenses on media platforms in relation to media and promotion services you provide for your clients. Please tell us your consideration of separately disclosing this amount as a Cost of Revenue on the Statements of Income. You should include in your response the consideration of any other costs incurred in relation to earning revenues.

Response: We respectfully advise the Staff that we have updated the disclosure on page 44. Our advertisement expense represented the advertising expenses on media platforms of having a higher presence and organic traffic that could help to increase the brand awareness to attract the attention of potential customers. Advertisement expense increased by HK$607,317, or 211.5%, from HK$287,171 for the year ended November 30, 2020 to HK$894,488 (US$114,726) for the year ended November 30, 2021 mainly due to the non-recurrent media and promotion services we provided for our clients during the year of which amounting to HK$800,000 (US$102,607), accounted for approximately 3.5% of our revenue and was relatively insignificant.

Consolidated Statements of Cash Flows, page F-6

22.	Please tell us your consideration of classifying the activity related to the “Due from a director” line item as an investing activity. Refer to ASC 230-10-45-12a and 13a.

Response: We respectfully advise the Staff that we have updated the disclosure on pages 47, 48 and F-6 to reclassify the activities related to the “Due from a director” and “Other receivable – related parties” line items as investing activities.

Exhibit Index, page II-4

23.	Please file the director nominee consents of each of Mr. Chow, Mr. Che and Ms. Yeung as exhibits to the registration statement as required by Securities Act Rule 438.

Response: We respectfully advise the Staff that we have included the consents in the Exhibit Index and will file the consents by amendment in a subsequent filing.

General

24.	To the extent that you have one or more directors, officers or members of senior management located in the PRC/Hong Kong, please (i) state that is the case and identify the relevant individuals in your section entitled “Management,” (ii) revise the “Enforcement of Civil Liabilities” section to state that such individuals are located in the PRC/Hong Kong, and (iii) add a risk factor addressing the challenges of bringing actions and enforcing judgments/liabilities against such individuals. In this regard, we note that footnote (1) on page 71 indicates that the business address of your directors and officers is in Hong Kong.

Response: We respectfully advise the Staff that we have updated the table on page 67 to reflect that each of the Company’s directors and executive officers are located in Hong Kong. We have also revised the Enforcement of Civil Liabilities section and risk factor – “Investors may have difficulty enforcing judgments against us, our directors and management.” on pages 27 and 95, respectively to state that such individuals reside in Hong Kong and to disclose the challenges of bringing actions and enforcing judgements/liabilities against such individuals.

25.	To provide additional context for investors, please define the term “Key Opinion Leaders.”

Response: We respectfully advise the Staff that we have updated page 45 to define the term “Key Opinion Leaders”

26.	Please revise your disclosure throughout the filing to clarify that the selling stockholders will sell at a fixed price or within a bona fide price range until your shares are listed or quoted on an established public trading market, and thereafter at prevailing market prices or privately negotiated prices. Please disclose the fixed price or bona fide price range in the prospectus. Refer to Item 501(b)(3) of Regulation S-K.

Response: We respectfully advise the staff that we have removed the resale shares from the offering and have removed the resale prospectus.

27.	Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications.

Response: We respectfully advise the staff that up to the date of this reply, there has been no written communications as defined in Rule 405 under the Securities Act. We undertake to provide the Staff with copies of any future written communications, as defined in Rule 405 under the Securities Act, that we or anyone authorized to do so on our behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act.

* * *

Please contact the undersigned at (852) 3923-1188 if you have any questions with respect to the responses contained in this letter.

Sincerely,

/s/ Lawrence S. Venick
Lawrence S. Venick

Direct Dial:	+852.3923.1188
Email:	lvenick@loeb.com